SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A*

Under the Securities Exchange Act of 1934

Expedia, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

30212P105
(CUSIP Number)

Charles Y. Tanabe, Esq.	Pamela S. Seymon, Esq.
Executive Vice President and General Counsel	Wachtell, Lipton, Rosen & Katz
Liberty Media Corporation	51 West 52nd Street
12300 Liberty Boulevard	New York, New York 10019
Englewood, CO 80112	(212) 403-1000
(720) 875-5400
(Name, Address and Telephone Number of Persons Authorized
to receive Notices and Communications)

June 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*              Note:  This statement constitutes Amendment No. 2 of the Report on Schedule 13D (the “Schedule 13D”) of the reporting group consisting of Liberty Media Corporation, Barry Diller and the BDTV Entities.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 84,345,775 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 84,345,775 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,345,775 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)
27.0%.  Assumes (1) conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, and (2) the exercise of options to purchase 9,500,000 shares of Common Stock which are currently exercisable by Mr. Diller.  Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Preferred Stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 58.0% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 84,345,775 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 84,345,775 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,345,775 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)
27.0%.  Assumes (1) conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, and (2) the exercise of options to purchase 9,500,000 shares of Common Stock which are currently exercisable by Mr. Diller.  Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Preferred Stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 58.0% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BDTV Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 84,345,775 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 84,345,775 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,345,775 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)
27.0%.  Assumes (1) conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, and (2) the exercise of options to purchase 9,500,000 shares of Common Stock which are currently exercisable by Mr. Diller.  Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Preferred Stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 58.0% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BDTV II INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 84,345,775 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 84,345,775 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,345,775 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)
27.0%.  Assumes (1) conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, and (2) the exercise of options to purchase 9,500,000 shares of Common Stock which are currently exercisable by Mr. Diller.  Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Preferred Stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 58.0% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BDTV III, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 84,345,775 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 84,345,775 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,345,775 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)
27.0%.  Assumes (1) conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, and (2) the exercise of options to purchase 9,500,000 shares of Common Stock which are currently exercisable by Mr. Diller.  Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Preferred Stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 58.0% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BDTV IV INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 84,345,775 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 84,345,775 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,345,775 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)
27.0%.  Assumes (1) conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, and (2) the exercise of options to purchase 9,500,000 shares of Common Stock which are currently exercisable by Mr. Diller.  Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Preferred Stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 58.0% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Statement of

LIBERTY MEDIA CORPORATION,

BARRY DILLER,

BDTV INC.,

BDTV II INC.,

BDTV III INC.

and

BDTV IV INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

EXPEDIA, INC.

Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 2.                  Identity and Background

The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Annex A attached hereto is incorporated herein by reference and amends and restates Annex A of the Schedule 13D in its entirety.

ITEM 4.                  Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 6 of this Amendment is hereby incorporated by reference herein.

ITEM 6.                  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On June 19, 2007, Expedia, Liberty and Mr. Diller entered into an amendment (the “First Amendment”) to the Governance Agreement.  The following is a summary of the material terms of the First Amendment.  The following description does not purport to cover all the provisions of the First Amendment or the Governance Agreement and is qualified in its entirety by reference to the First Amendment and the Governance Agreement, which are filed as exhibits to the Schedule 13D and are incorporated into this Amendment by reference.

The First Amendment amends, effective at the Effective Time (as defined below), the provisions of the Governance Agreement, which, prior to the First Amendment, provide Liberty the right to nominate up to two directors of Expedia so long as Liberty beneficially owns at least 33,651,963 equity securities of Expedia (so long as Liberty’s ownership percentage is at least equal to 15% of the total equity securities of Expedia) (the “Liberty Ownership Requirements”).  As of the Effective Time, the First Amendment provides that Liberty will be entitled to nominate up to 20% of the number of directors on the board of directors (the “Board of Directors”) of Expedia (rounded up to the next whole number if the number of directors on the Board of Directors is not an even multiple of five) so long as Liberty meets the Liberty Ownership Requirements.  The provisions in the Governance Agreement that provide Liberty the right to nominate one director of Expedia under certain circumstances remained unchanged.

In addition, the First Amendment amends, effective at the Effective Time, the provisions of the Governance Agreement, which, prior to the First Amendment, provide that so long as the Consent Conditions apply, if Expedia’s “total debt ratio” (as defined in the Governance Agreement) equals or exceeds 4:1 over a twelve-month period, Expedia may not take any of the following actions (the “Specified Actions”) without the prior approval of Liberty and/or Mr. Diller:

•                  acquire or dispose of any assets, issue any debt or equity securities, repurchase any debt or equity securities, or incur indebtedness, if the aggregate value of such transaction or transactions (alone or in combination) during any six month period equals 10% or more of Expedia’s market capitalization;

•                  voluntarily commence any liquidation, dissolution or winding up of Expedia or any material subsidiary of Expedia;

•                  make any material amendments to the certificate of incorporation or bylaws of Expedia;

•                  engage in any line of business other than online and offline travel services and products, or other businesses engaged in by Expedia as of the date of determination;

•                  adopt any stockholder rights plan that would adversely affect Liberty or Mr. Diller, as applicable; or

•                  grant additional consent rights to a stockholder of Expedia.

The First Amendment provides that, as of the Effective Time, so long as the Consent Conditions are met, in the event that Expedia or any of its subsidiaries incurs any new obligations for borrowed money within the definition of “total debt” set forth in the Governance Agreement (other than in respect of specified refinancings), if Expedia’s “total debt ratio” (giving effect to such new obligations) equals or exceeds 8:1, and for so long as Expedia’s “total debt ratio” continues to equal or exceed 8:1, Expedia may not take any of the Specified Actions without the prior approval of Liberty and/or Mr. Diller.  The First Amendment further provides that if the new obligations are incurred by Expedia or a subsidiary of Expedia in connection with the acquisition of a business, the foregoing calculation of Expedia’s “total debt ratio” would take into account certain debt and cash of the acquired business and would also take into account twelve months of the EBITDA (as defined in the Governance Agreement) of the acquired business.

Under the terms of the First Amendment, the amendments to the Governance Agreement described above will become effective (the “Effective Time”) upon the commencement by Expedia of a “Dutch Auction” issuer tender offer for up to $3.5 billion of the Common Stock, so long as such tender offer is commenced no later than July 16, 2007.

ITEM 7.                  Material to be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

4.                                       First Amendment to Governance Agreement, dated as of June 19, 2007, among Expedia, Inc., Liberty Media Corporation and Barry Diller (incorporated by reference to Exhibit 10.1 of Expedia’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 19, 2007).

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: June 28, 2007
LIBERTY MEDIA CORPORATION

	By:	/s/ Charles Y. Tanabe
		Name:	Charles Y. Tanabe
		Title:	Executive Vice President

BARRY DILLER

/s/ Barry Diller

BDTV INC., BDTV II INC., BDTV III INC., BDTV IV INC.

	By:	/s/ Barry Diller
		Name:	Barry Diller
		Title:	President

INDEX TO EXHIBITS

1.                                       Joint Filing Agreement, by and among Liberty Media Corporation, a Delaware corporation, Mr. Barry Diller, BDTV INC., a Delaware corporation, BDTV II INC., a Delaware corporation, BDTV III INC., a Delaware corporation, and BDTV IV INC., a Delaware corporation, dated as of August 19, 2005.*

2.                                       Governance Agreement, by and among Expedia, a Delaware corporation, Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.*

3.                                       Stockholders Agreement, by and between Liberty Media Corporation, a Delaware corporation, and Mr. Barry Diller, dated as of August 9, 2005.*

4.                                       First Amendment to Governance Agreement, dated as of June 19, 2007, among Expedia, Inc., Liberty Media Corporation and Barry Diller (incorporated by reference to Exhibit 10.1 of Expedia’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 19, 2007).

*                                         Previously filed.

Annex A of the Schedule 13D/A is hereby amended to read in its entirety as follows:

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  To the knowledge of Liberty Media Corporation, all executive officers and directors listed on this Annex A are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	Director of Liberty

Donne F. Fisher 5619 DTC Parkway, Suite 1150 Greenwood Village, CO 80111	Director of Liberty; President of Fisher Capital Partners, Ltd.

Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company Incorporated

Gregory B. Maffei	President, Chief Executive Officer and Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, CO 80202	Director of Liberty; Executive Director and a Board Member of Anschutz Foundation

David E. Rapley	Director of Liberty

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Executive Vice President, General Counsel and Secretary of Liberty